SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Woori Finance Holdings Co., Ltd.
(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Report regarding conversion of outstanding convertible bonds

Request for the conversion of convertible bonds for 13,277,254 shares have been received.

Key Details

•	Cumulative number of shares converted : 13,277,254

- Total number of shares issued : 792,738,086

* Before the conversion request of Dec. 21, 2004

- Percentage : 1.67%

<Convertible bond details>

(In won, shares)

	Bond Type
Request Date	Series	Description	Amount	Convertible Price	Number of shares issued	Date of listing
Dec. 21, 2004	6	Overseas Convertible Bonds	20,000,000,000	5,380	3,717,472	Dec. 28, 2004

Feb. 17, 2005	6	Overseas Convertible Bonds	19,452,800,000	5,588	3,481,173	Mar. 4, 2005

Mar. 11, 2005	6	Overseas Convertible Bonds	43,250,400,000	7,313	5,914,180	Mar. 30, 2005

Mar. 11, 2005	6	Overseas Convertible Bonds	1,188,500,000	7,228	164,429	Mar. 30, 2005

•	The bonds that have been converted are Series No. 6-1, 6-2, 6-4, and 6-5 of the five issued in order (i.e., Series No. 6-1 ~ 6-5)

•	Requested amounts for US $16 million, US $36 million and US $1 million had applied exchange rates of Won 1,215.4, Won 1,201.4 and 1,188.5, respectively

•	Date of listing of the shares (converted from the convertible bonds) may change according to the related parties

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 11, 2005	By: /s/ Young Sun Kim
(Signature)

Name: Young Sun Kim
Title: Director